September 14, 2010

Mr. Stephen T. Zarrilli
Senior Vice President and Chief Financial Officer
Safeguard Scientifics, Inc.
435 Devon Park Drive, Building 800
Wayne, Pennsylvania 19087

> **Re: Safeguard Scientifics, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed on March 16, 2010**
> **File No. 001-05620**

Dear Mr. Stephen T. Zarrilli:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Financial Statements and Notes

General

1.   As disclosed on page 15, we note that you do not believe that you are an investment company under the Investment Company Act because you are compliant with the 40% test which requires the value of investments securities to be below 40% of the value of total assets.   We also note that securities issued by companies other than consolidated partner companies are generally considered "investment securities".   Given the value of your ownership interests in various partner companies, please clarify how you determined that you are compliant with the 40% test and thus not an investment company under the Investment Company Act.

Note 1 – Significant Accounting Policies

Principles of Accounting for Ownership Interest in Companies
Equity Method, page 53

2.   We note you account for your interest in some private equity funds under the equity method of accounting based on your general and limited partner interest in such funds.   For those funds in which you hold general partner interest, please clarify how you considered the guidance in FASB ASC Subtopic 810-20 in determining that consolidation was not appropriate despite your general partner interest.   In addition, please show us the disclosure you will include in future filings to address this issue.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551 – 3468 or me at (202) 551 – 3498 if you have any questions.

Sincerely,

Linda Van Doorn
Senior Assistant Chief Accountant